June 24, 1996

          Securities and Exchange Commission
          Judiciary Plaza
          450 Fifth Street, N.W.
          Washington, D.C. 20549
          Attention:  Ms. Jennifer S. Ours

                    Re:  Hayes Wheels International, Inc.
                         Registration Statement on
                         Form S-3 (No. 333-03813)

          Ladies and Gentlemen:

                    Pursuant to the provisions of Rule 461 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Hayes Wheels International, Inc., Hayes Wheels Interna-tional-California, Inc., Hayes Wheels International-Georgia, Inc., Hayes Wheels International-Indiana, Inc., Hayes Wheels International-Mexico, Inc. and Hayes Wheels International-Michigan, Inc. (collectively, the "Registrants"), hereby request that the effective date of the Registrant's Registra-tion Statement (the "Registration Statement") on Form S-3 (File No. 333-03813) be accelerated to, and that the Registration Statement be declared effective at, 3:00 p.m. New York City time, or as soon thereafter as practicable, on June 26, 1996.

                    The Registrants acknowledge that they are aware of their responsibilities under the Securities Act and the Securi-ties Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement.

                                        Very truly yours,

                                        HAYES WHEELS INTERNATIONAL, INC.
                                        HAYES WHEELS INTERNATIONAL-
                                           CALIFORNIA, INC.
                                        HAYES WHEELS INTERNATIONAL-
                                           GEORGIA, INC.
                                        HAYES WHEELS INTERNATIONAL-
                                           INDIANA, INC.
                                        HAYES WHEELS INTERNATIONAL-
                                           MEXICO, INC.
                                        HAYES WHEELS INTERNATIONAL-
                                           MICHIGAN, INC.

                                        By:/s/ Barry J. Miller
                                           Name: Barry J. Miller
                                           Title: Assistant General
                                                   Counsel

          cc:  Ms. Letty G. Lynn
               Mr. George A. Hnatiw